Sent via Electronic Delivery to: gary@energreennutrition.com.au; deborrah.klis@rimonlaw.com

October 29, 2025

Mr. Gary Seaton
Chief Executive Officer
Australian Oilseeds Holdings Limited
126 – 142 Cowcumbla Street
Cootamundra, Australia 2590

Re: Australian Oilseeds Holdings Limited (the "Company")
Nasdaq Symbol: COOT

Dear Mr. Seaton:

I am pleased to inform you that Staff has approved the Company's application to list its Ordinary Shares on The Nasdaq Capital Market (the "Capital Market"). This approval is in part based upon the information provided by the Company and its agreement to the conditions outlined in the Nasdaq Listing Agreement.

The Company's securities will be transferred to the Capital Market at the opening of business on October 31, 2025.

If you have any questions, please contact me at +1 301 532 6389.

Sincerely,

Patryk Muter
Listing Analyst
Nasdaq Listing Qualifications